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                                                               Exhibit 12.2

                 UAL Corporation and Subsidiary Companies

             Computation of Ratio of Earnings to Fixed Charges

                 and Preferred Stock Dividend Requirements

                                         Year Ended December 31
                               1994      1993     1992     1991    1990
                                             (In Millions)
Earnings:

  Earnings (loss) before
    income taxes and
    extraordinary items       $  170    $  (47)  $ (656)  $(508)  $164
  Fixed charges and
    preferred stock
    dividend requirements,
    from below                 1,184     1,154    1,001     749    592
  Interest capitalized           (41)      (51)     (92)    (91)   (71)

    Earnings                  $1,313    $1,056   $  253   $ 150   $685


Fixed charges:

  Interest expense            $  372    $  358   $  329   $ 211   $193

  Preferred stock dividend
    requirements                 132       50       -        -      -

  Portion of rental expense
    representative of the
    interest factor              680       746      672     538    399

  Fixed charges and
    preferred stock
    dividend requirements     $1,184    $1,154   $1,001   $ 749   $592

Ratio of earnings to
  fixed charges and
  preferred stock
  dividend requirements         1.11       (a)     (a)      (a)   1.16



(a) Earnings were inadequate to cover fixed charges and preferred stock dividend requirements by $98 million in 1993, $748 million in 1992 and $599 million in 1991.
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